Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Extension of Cooperation Agreement with Starboard and Additions to the Board of Directors

Appoints New CEO Rod West and Starboard Senior Partner Gavin Molinelli to the Board

Extends Cooperation Agreement With Starboard

Oakville, Ontario – March 13, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) announced today that its Board of Directors (the “Board”) has appointed CEO Rod West to the Board. The Board also intends to appoint Gavin Molinelli, Senior Partner and Portfolio Manager at Starboard Value LP (together with certain of its affiliates, “Starboard”) to the Board, subject to approval by the Federal Energy Regulatory Commission. Mr. Molinelli’s appointment will become effective immediately following the receipt of such approval. Following the appointments of Mr. West and Mr. Molinelli, the Board will be comprised of 11 directors, 9 of whom are independent.

“Following constructive discussions with Starboard, we are pleased to have reached this agreement which we believe benefits all of our shareholders. Gavin will be a valuable addition to our Board as we focus on moving the Company forward on its clearly stated strategy to transition to a pure-play regulated utility,” said Randy Laney, Chairman of the Board.

Mr. Laney added, “We’re proud to have a CEO of Rod’s caliber leading Algonquin into the future and delighted to welcome him to the Board. We look forward to continuing to work closely with Rod and the management team to execute our strategy and unlock value for our stakeholders.”

“I am excited to join the Board and look forward to working with Gavin and my fellow board members to advance our future path towards creating substantial value for our shareholders and broader stakeholder community,” said Mr. West. “Our Board and management team remain fervently focused on improving the Company’s operational efficiency and accelerating execution as a pure-play regulated utility for the benefit of our shareholders, customers, employees and communities we serve.”

Gavin Molinelli, Senior Partner and Portfolio Manager of Starboard, commented, “Throughout the course of our engagement with Algonquin, we have appreciated the collaborative and open dialogue we have had with members of the Board and management team. We invested in Algonquin because of its great portfolio of utility assets across attractive modalities and regulatory jurisdictions, which we believe have tremendous untapped earnings potential. There is a substantial opportunity at Algonquin to improve the Company’s earned ROE, which should result in meaningful earnings growth going forward. I look forward to working closely with Rod and the Company to drive further operational and financial improvements and enhance value for shareholders.”

In connection with the foregoing, the Company and Starboard, which owns approximately 8.66% of Algonquin’s outstanding common shares, have entered into a cooperation agreement (the “Agreement”) dated March 13, 2025. Pursuant to the Agreement, Starboard has agreed to support the Company’s nominees for election at the 2025 annual meeting of shareholders. In addition, Starboard and the Company have agreed to customary standstill, voting and other provisions related to, among other things, the composition of the Board, expiring on the earlier of (i) the date that is 15 business days prior to the deadline for the submission of shareholder nominations for the Company’s 2026 annual meeting of shareholders or (ii) 75 days prior to the first anniversary of the Company’s 2025 annual meeting of shareholders. The Agreement supersedes and replaces the cooperation agreement entered into between Algonquin and Starboard on April 18, 2024.

A copy of the Agreement will be filed on SEDAR+ at www.sedarplus.com and on Form 6-K with the United States Securities and Exchange Commission.

About Rod West

Rod West is AQN’s Chief Executive Officer. Mr. West previously served as Group President, Utility Operations for Entergy. He oversaw the company’s electric and natural gas distribution, customer service operations, the utility’s engagement with state and local regulators, and regulated retail commercial development and innovation. From 2010-2017, Mr. West served as Executive Vice President and Chief Administrative Officer at Entergy. Prior to that, he served as President and CEO of Entergy New Orleans. Mr. West earned his Juris Doctor and MBA from Tulane University. Mr. West also has a bachelor’s degree from the University of Notre Dame, where he lettered three years and played linebacker and tight end for Coach Lou Holtz and the Fighting Irish’s 1988 National Championship football team.

About Gavin Molinelli

Gavin Molinelli is a Senior Partner and Portfolio Manager of Starboard Value LP. Mr. Molinelli has extensive public company board experience, having served on boards through his role at Starboard Value, including as Chair of Acacia Research Corp. Previously, he served on the boards of Forest City Realty Trust, Inc., Depomed, Inc., Wausau Paper Corp., and Actel Corp. Prior to Starboard’s formation in 2011, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius in October 2006, Molinelli was an analyst in the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

About Algonquin Power & Utilities Corp. and Liberty

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.

Visit AQN at www.algonquinpower.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “should” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected appointment of Gavin Molinelli to the Board and the impact thereof, including the Board size and the number of independent directors on the Board following such appointment; and AQN’s future performance. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:

Brian Chin

Interim Chief Financial Officer and Vice President, Investor Relations

Algonquin Power & Utilities Corp.

E-mail: InvestorRelations@APUCorp.com

Telephone: (905) 465-4500

Media Inquiries:

Stephanie Bose

Senior Director, Corporate Communications

Liberty

E-mail: Corporate.Communications@libertyutilities.com

Telephone: (905) 465-4500